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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ________________________

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                          COLLATERAL THERAPEUTICS, INC.
             (Exact Name of Registrant as Specified in Its Charter)


               DELAWARE                                    33-0661290
----------------------------------------       ---------------------------------
(State of Incorporation or Organization)       (IRS Employer Identification No.)


11622 EL CAMINO REAL, SAN DIEGO, CALIFORNIA                      92130
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(Address of Principal Executive Offices)                       (Zip Code)


If this form relates to the                   If this form relates to the
registration of a class of                    registration of a class of
securities pursuant to Section                securities pursuant to Section
12(b) of the Exchange Act and is              12(g) of the Exchange Act and is
effective pursuant to General                 effective pursuant to General
Instruction A.(c), please check               Instruction A.(d), please check
the following box. / /                        the following box. /X/


Securities Act registration statement file number to which this form relates:

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                                 (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

 Title of Each Class                             Name of Each Exchange on Which
 TO BE SO REGISTERED                             EACH CLASS IS TO BE REGISTERED
 -------------------                             ------------------------------

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Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
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                                (Title of Class)


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                                (Title of Class)

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Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On September 19, 2001, the Board of Directors of Collateral Therapeutics, Inc. ("Collateral Therapeutics" or the "Company") declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of its common stock, $.001 par value per share (the "Common Stock"), of the Company held by stockholders of record on October 1, 2001 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit composed of one one-thousandth (1/1000) of a share of Series A Junior Participating Preferred Stock (the "Series A Preferred Stock") of the Company, at a price of $85.00 per one one-thousandth (1/1000) of a share (the "Exercise Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of September 19, 2001 by and between the Company and American Stock Transfer & Trust Company, as rights agent (the "Rights Agent").

         As discussed below, initially the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

         The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date") which is the earlier to occur of (i) the tenth (10th) day following the first date on which there is a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Common Stock of the Company, or (ii) 10 business days (or such later date as may be determined by action of the Company's Board of Directors prior to such time as any person becomes an acquiring person) following the date of the commencement or announcement of a person's or group's intention to commence a tender offer or exchange offer, the consummation of which would result in the ownership of 20% or more of the Company's outstanding Common Stock. Prior to the Distribution Date, the Rights will not be exercisable, and will not be represented by a separate certificate. Instead, the Rights will be evidenced by the Company's Common Stock certificates outstanding as of the Record Date.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with, and only with, the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of Common Stock, will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, such separate certificates alone will evidence the Rights from and after the Distribution Date.

         The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on October 1, 2011, unless that final expiration date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

         The Exercise Price payable, and the number of units of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) upon the grant to holders of the units of Series A Preferred Stock of certain rights or warrants to subscribe for or purchase units of Series A Preferred Stock at a price, or securities convertible into units of Series A Preferred Stock with a conversion price, less than the then current market price of the units of Series A Preferred Stock, or (iii) upon the distribution to holders of the units of Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in units of Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of units of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.


                                       1.
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         Units of Series A Preferred Stock purchasable upon exercise of the
Rights will not be redeemable. Each unit of Series A Preferred Stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the units of Series A Preferred Stock will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each unit of Series A Preferred Stock will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which stocks of Common Stock are exchanged, each unit of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These Rights are protected by customary anti-dilution provisions.

         Because of the nature of the dividend, liquidation and voting Rights, the value of each unit of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

         If, after the Rights become exercisable, the Company is acquired in a merger or other business combination transaction with an acquiring person or one of its affiliates, or 50% or more of the Company's consolidated assets or earning power are sold to an acquiring person or one of its affiliates, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current Exercise Price of the Rights, that number of shares of Common Stock of the acquiring company which at the time of such transaction will have a market value of two times the Exercise Price of the Rights.

         If any person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the outstanding stocks of Common Stock, proper provision will be made so that each holder of a Right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will have the right to receive upon exercise that number of shares of Common Stock or units of Series A Preferred Stock (or cash, other securities or property) having a market value of two times the Exercise Price of the Rights.

         At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the Company's outstanding shares of Common Stock and prior to the acquisition by such person or group of 50% or more of the Company's outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio per unit of Series A Preferred Stock equal to the Exercise Price divided by the then current market price per unit of Series A Preferred Stock on the earlier of (i) the date on which any person becomes an acquiring person, and
(ii) the date on which a tender or exchange offer is announced which, if consummated, would result in the offeror being the beneficial owner of 20% or more of the stocks of Common Stock then outstanding.

         With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in the Exercise Price. No fractional shares of Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Series A Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the units of Series A Preferred Stock on the last trading day prior to the date of exercise.

         At any time on or prior to the earlier of (i) the close of business on the tenth (10th) day after a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the Company's outstanding Common Stock (unless the Board of Directors extends the ten-day period) or (ii) the tenth (10th) business day following the date a person or group commences, or announces such person or group's intention to commence, a tender offer or exchange offer that would result in the beneficial ownership of 20% or more of the outstanding Common Stock of the Company, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole and absolute discretion may establish. Immediately upon the effective time of the action of the Board of Directors of the Company authorizing the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price of $.01 The Rights are also redeemable under other circumstances as specified in the Rights Agreement.


                                       2.
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         The terms of the Rights may be amended at anytime and in any manner by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after the Distribution Date no amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder of a Right will have no rights by virtue of ownership as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the redemption price of $.01 prior to the occurrence of a Distribution Date.

         An independent directors evaluation committee (the "Independent Directors Evaluation Committee"), consisting of directors of the Company who are neither officers, employees, or affiliates of the Company, will review the Rights Agreement every three years from the date of the Rights Agreement, and if a majority of the members of the Independent Directors Evaluation Committee deems it appropriate, may recommend a modification or termination of the Rights Agreements.

         The Rights Agreement, specifying the terms of the Rights, is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights and the foregoing description of the Series A Preferred Stock are qualified in their entirety by reference to such exhibit.

Item 2.  EXHIBITS.
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3.1        Second Amended and Restated Certificate of Incorporation, which was previously filed as part of, and is hereby incorporated by reference to, the same numbered exhibit to our quarterly report on Form 10-Q for the quarter ended June 30, 1998, filed with the SEC on August 6, 1998.

3.2 Restated Bylaws, which was previously filed as part of, and is hereby incorporated by reference to, the same numbered exhibit to our registration statement on Form S-1, File No. 333-51029, as amended.

3.3 Certificate of Designation for Series A Junior Participating Preferred Stock (included in exhibit 4.0 below).

4.0 Rights Agreement, dated as of September 19, 2001, between the Company and American Stock Transfer & Trust Company, which includes the form of Certificate of Designation for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Series A Preferred Stock as Exhibit C.


                                       3.
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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                           Collateral Therapeutics, Inc.




Date:  September 20, 2001         By:      /S/  CHRISTOPHER J. REINHARD
                                           ------------------------------------
                                           Name:  Christopher J. Reinhard
                                           Title:  President, Chief Operating
                                                   and Financial Officer


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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                          DOCUMENT DESCRIPTION
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3.1        Second Amended and Restated Certificate of Incorporation, which was previously filed as part of, and is hereby incorporated by reference to, the same numbered exhibit to our quarterly report on Form 10-Q for the quarter ended June 30, 1998, filed with the SEC on August 6, 1998.

3.2 Restated Bylaws, which was previously filed as part of, and is hereby incorporated by reference to, the same numbered exhibit to our registration statement on Form S-1, File No. 333-51029, as amended.

3.3 Certificate of Designation for Series A Junior Participating Preferred Stock (included in exhibit 4.0 below).

4.0 Rights Agreement, dated as of September 19, 2001, between the Company and American Stock Transfer & Trust Company, which includes the form of Certificate of Designation for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C.